Exhibit 16.1

May 23, 2008

SAMUEL H. WONG & COMPANY, LLP
400 Oyster Point Blvd., Suite 122
So. San Francisco, CA 94080

Re: Letter on change of certifying accountant pursuant to Regulation SK,
Section 304(a)(3)

To Whom It May Concern:

Pursuant to resolutions passed by the Board of Directors on May 23, 2008, we have changed our independent auditors and will no longer be requiring your services.

Enclosed is a copy of the Current Report on Form 8-K which will be filed on or before May 27, 2008 with the US Securities and Exchange Commission. Pursuant to Regulation S-K, item 304(a)(3) we herewith request that your firm furnish us with a letter, addressed to the SEC, stating whether your firm agrees with the statements made in the disclosure set out as Item 4(a) in the Form 8-K and, if not, stating the respects in which your firm does not agree.

Please provide this letter as promptly as possible so that we can file the letter with the SEC within ten (10) business days of the filing of the Form 8-K.

Your firm may provide us with an interim letter highlighting specific areas of concern and indicating a subsequent, more detailed letter will be forthcoming within the ten (10) business days noted above.

We look forward to your timely response to this request.

Very truly yours,
Intermost Corporation

/s/ Rocky Wulianghai
Chief Executive Officer